

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

<u>Via E-mail</u>
Edward E. Cohen
Chief Executive Officer
Atlas Energy, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275

      Re: **Atlas Energy, L.P.**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 28, 2012
            Form 10-Q for the Quarterly Period Ended March 31, 2012
            Filed May 9, 2012
            File No. 1-32953

            Atlas Pipeline Partners, L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 24, 2012
            Form 10-Q for the Quarterly Period Ended March 31, 2012
            Filed May 7, 2012
            File No. 1-14998

Dear Mr. Cohen:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Our review encompassed Atlas Energy, L.P. and Atlas Pipeline Partners, L.P. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. Page references relate to the Form 10-K of Atlas Energy, L.P. To the extent a comment is applicable to more than one registrant, please address the issue separately.

Loss on Mark-to-Market Derivatives, page 60

2. We note from your disclosure in notes 10 and 11 that the estimated fair value of a significant amount of derivatives maturing in fiscal 2012 was based on the use of unobservable inputs. Please disclose within MD&A the manner in which the fair value of such inputs were determined, and how the resulting calculated fair values have affected, or might affect in the future, your results of operations, liquidity, and capital resources.

Critical Accounting Policies and Estimates, page 70

3. Please provide a quantitative analysis of each of your critical accounting estimates and an analysis of the variability in your financial results resulting from changes in estimates or assumptions. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future. For example, disclose how changes in your oil and gas reserves impact your depletion expense. Additionally, disclose how declining gas prices affect the carrying value of your long-lived assets. Lastly, we note from your disclosure in footnote 12 that a significant portion of your derivative instruments are classified as Level 3 fair value measurements which rely on subjective forward developed price curves. Please quantify how changes in the forward price curves impact the fair value of these derivative instruments. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Combined Balance Sheets, page 76

4. Please refer to the Prepaid expenses and other and Accrued liabilities line items on your balance sheet. Please tell us whether any single item is in excess of five percent of total current assets or total current liabilities, respectively. If so, please separately disclose such item consistent with the guidance in Rules 5-02.8 and 5-02.20 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page 81

Property, Plant and Equipment, page 83

5. We note that you capitalize major renewals and improvements that extend the useful lives of your property. Please clarify for us, and disclose, the criteria that you utilize to determine whether capitalization is appropriate. To help us better understand your disclosure and accounting, please identify for us any material capitalized renewals and improvements that have involved significant judgment as to whether capitalization was appropriate.

Note 3 – Acquisition from Atlas Energy, Inc., page 91

6. We note the disclosure on page 92 where you state, "[T]he partnership recognized a non-cash decrease of $261.0 million in partner's capital…." Please provide a detailed reconciliation for us supporting this decrease in partner's capital as a result of the acquisition.

Executive Compensation, page 132

Role of Compensation Consultant, page 133

7. We note your disclosure that Mercer (US) Inc. provided market data for the compensation committee's use in determining the equity awards to be made to your NEOs. As it appears that you are engaged in benchmarking, please revise your disclosure to identify the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentives, page 133

8. Please disclose the amount of your 2011 distributable cash flow, calculated as set forth on page 133, with a view towards informing investors how you determined the amount of compensation to award to your NEOs under the Annual Incentive Plan. Refer to Item 402(b)(1)(v) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Liquidity and Capital Resources, page 56

9. We note from your disclosure on page 21 you had a significant increase in borrowings under your credit facility as of March 31, 2012 as compared to December 31, 2011. Similarly, we noted increased borrowings and repayments of your credit facility on your consolidated combined statements of cash flows for the quarterly period ended March 31, 2012 as compared to the prior quarterly period in fiscal 2011. In this regard, if

borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, disclosure about the intra-period variations should be provided to facilitate investor understanding of your liquidity position. See Release No. 34-62934, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339, or Jason Niethamer, Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney-Advisor, at (202) 551- 3252 or Lilyanna Peyser, Attorney-Advisor, at (202) 551- 3222 if you have questions regarding any other comments. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief